UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): October 27, 2015

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
200 East Randolph Drive Chicago, Illinois		**60601**
(Address of principal executive offices)		(Zip Code)

**Registrant's telephone number, including area code:
(312) 565-5700**

**Former name or former address, if changed since last report:
Not Applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On October 27, 2015, the Federal Home Loan Bank of Chicago (the "Bank") sent a communication to its members to report selected preliminary unaudited financial results for the quarter ended September 30, 2015 and the declaration of a dividend. The full text of the member communication is furnished as Exhibit 99.1 to this Form 8-K.

The information being furnished pursuant to Items 2.02 and 9.01 on this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Current Report contains forward-looking statements which are based upon current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to successfully execute its business model and to pay future dividends (including enhanced dividends on activity-based capital stock), the Bank's ability to implement new products, the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on its website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Current Report.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
99.1	Member communication dated October 27, 2015

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: October 27, 2015	By:	/s/ Roger D. Lundstrom
		Roger D. Lundstrom
		Executive Vice President and Chief Financial Officer

Exhibit 99.1


Member owned. Member focused.

October 27, 2015

To Our Members:

I am pleased to announce that, for the second time this year, the Board of Directors of the Federal Home Loan Bank of Chicago (Bank) has increased the dividend declared per share on Class B1 activity-based capital stock (activity stock) by 25 basis points from 2.25% to 2.50%. With this action, the Board continues and enhances the practice of rewarding members that use the Bank's advances and support the financial health of the entire cooperative. The Board has also implemented changes, as described below, that provide access to the higher dividend to most borrowing members. The Board maintained the dividend level declared in previous quarters this year for Class B2 membership-based capital stock (membership stock) at 0.50%.

In addition, the Bank expects to report net income of $72 million for the third quarter of 2015 when we file our Form 10-Q with the Securities and Exchange Commission next month. To read the dividend details as well as the Bank's preliminary and unaudited financial results, click here.

Enhancing Your Return on Membership

Also in the third quarter, the Board implemented the Second Amended and Restated Capital Plan, which increases your return on activity with the Bank. This Capital Plan became effective October 1, 2015. It significantly reduced the threshold for the automatic conversion of membership stock to activity stock. Instead of $5 million, the threshold is now $10,000. Using this lower threshold, a member that borrows more than $200,000 at a 5% activity stock requirement has a lower net cost of borrowing due to the higher dividend paid on activity stock.

As a result of this change, more than 99% of the Bank's borrowing members held more activity stock on October 1. You will see the benefit when the Bank pays the fourth quarter 2015 dividend, which is expected to be in February 2016. If you'd like to learn more about the new Capital Plan, please click here to read the letter that was emailed to members in August that includes a copy of the Capital Plan; click here to read frequently asked questions and answers.

More Mortgage Partnership Finance® (MPF®) Solutions
Providing you with access to the secondary mortgage market remains one of our top priorities as well. We are working on a servicing released enhancement to the new MPF Government MBS product, which is designed to provide you with additional flexibility to enhance your competitiveness and support homeownership in your communities. Whether you choose servicing released or servicing retained, the MPF Government MBS offers attractive pricing, which you can pass on to your borrowers.

This summer we rolled out MPF Direct, which has a single-family loan limit of $1.5 million. We also reintroduced three MPF products-MPF Original, MPF 125, and MPF 35-that allow you to earn higher fee income for sharing the credit risk of conventional, conforming loans while we manage the liquidity, interest rate, and prepayment risks. With all of these products, we are striving to help you meet the different mortgage needs of the borrowers in your community.

Providing a Reliable Source of Liquidity
We continue to monitor the political uncertainty in Washington, D.C. At the beginning of the fourth quarter we started building our liquidity position and extending our terms so that we can meet your funding requests during all political and economic scenarios. For more than 82 years, your Federal Home Loan Bank has been a reliable source of liquidity, and we remain committed to that standard.

The changes to our Capital Plan and additions to the MPF Program are intended to enhance the value of your membership, and we will continue to explore ways to increase this value. We are your member-focused Bank dedicated to supporting you and the communities you serve. As always, thank you for your membership in-and for using-the Federal Home Loan Bank of Chicago.

Best regards,

Matt Feldman
President and CEO

 

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Third Quarter 2015 Dividend
On October 27, 2015, the Board of Directors of the Federal Home Loan Bank of Chicago (Bank) declared a cash dividend for both the average Class B1 activity-based capital stock (activity stock) and average Class B2 membership-based capital stock (membership stock), based on the Bank's preliminary financial results for the third quarter of 2015.

The dividend declared per share of Class B1 activity stock is at an annualized rate of 2.50%, an increase of 25 basis points from the previous quarter. The dividend declared per share of Class B2 membership stock is at an annualized rate of 0.50%. The actual effective combined dividend rate on the total stock held by each member will depend on its level of activity with the Bank during the third quarter and the relative number of shares of membership and activity stock. The dividend will be paid by crediting your account on November 12, 2015.

The Board of Directors is paying a higher dividend per share on Class B1 activity stock than on Class B2 membership stock to recognize members that use the Bank's advances; this activity contributes to the overall health of the entire cooperative. The higher dividend, in effect, lowers your cost of doing business with the Bank.

Third Quarter 2015 Financial Highlights
The results discussed here are preliminary and unaudited. Please refer to the Condensed Statements of Income and Statements of Condition on the next page. We expect to file our third quarter 2015 Form 10-Q with the Securities and Exchange Commission next month. You will be able to access it on our website, www.fhlbc.com, or through the SEC's reporting website.

- We recorded **net income** of $72 million for the third quarter of 2015, down from $110 million in the third quarter of 2014.
- **Net interest income** for the third quarter of 2015 was $121 million, down from $140 million for the third quarter of 2014 as our investment and MPF Loan portfolios continued to pay down.
- **Noninterest gain (loss)** for the third quarter of 2015 was ($6 million), down from a gain of $11 million for the third quarter of 2014 as hedging costs returned to more historically normalized levels.
- **Total investment securities** declined $3.1 billion from $27.3 billion at December 31, 2014, to $24.2 billion at September 30, 2015, as the investments portfolio continued to pay down.
- **Advances** outstanding increased $2.5 billion to $35.0 billion at September 30, 2015, up from $32.5 billion at December 31, 2014.
- **Total assets** decreased $2.0 billion to $69.8 billion at September 30, 2015, down from $71.8 billion at December 31, 2014.
- We reached over $2.6 billion in **retained earnings** at September 30, 2015.
- We remained in compliance with all of our regulatory capital requirements as of September 30, 2015.



Condensed Statements of Condition				
(Dollars in millions)				
(Preliminary and Unaudited)				
		September 30, 2015	December 31, 2014	Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$	5,286	$ 5,827	(9)%
Investment securities		24,203	27,260	(11)%
Advances		35,044	32,485	8 %
MPF Loans held in portfolio, net		5,079	6,057	(16)%
Other		212	212	— %
Total assets	$	69,824	$ 71,841	(3)%
Consolidated obligation discount notes	$	37,290	$ 31,054	20 %
Consolidated obligation bonds		26,062	34,251	(24)%
Subordinated notes		944	944	— %
Other		955	1,067	(10)%
Total liabilities		65,251	67,316	(3)%
Capital stock		1,892	1,902	(1)%
Retained earnings		2,640	2,406	10 %
Accumulated other comprehensive income		41	217	(81)%
Total capital		4,573	4,525	1 %
Total liabilities and capital	$	69,824	$ 71,841	(3)%

Condensed Statements of Income						
(Dollars in millions)						
(Preliminary and Unaudited)						
	For the three months ended September 30,			For the year to date ended September 30,		
	2015	2014	Change	2015	2014	Change
Interest income	$ 304	$ 333	(9)%	$ 934	$ 1,033	(10)%
Interest expense	(182)	(195)	(7)%	(561)	(649)	(14)%
Reversal of (provision for) credit losses	(1)	2	(150)%	(5)	8	(163)%
Net interest income	121	140	(14)%	368	392	(6)%
Noninterest gain (loss)	(6)	11	(155)%	13	14	(7)%
Noninterest expense	(35)	(28)	25 %	(101)	(89)	13 %
Affordable Housing Program assessment	(8)	(13)	(38)%	(28)	(32)	(13)%
Net income	$ 72	$ 110	(35)%	$ 252	$ 285	(12)%
Net yield on interest-earning assets	0.72%	0.79%	(0.07)%	0.71%	0.73%	(0.02)%